

Mail Stop 4561

May 22, 2017

Pedro Arnt
Chief Financial Officer
MercadoLibre, Inc.
Arias 3751, 7th Floor
Buenos Aires, C1430CRG, Argentina

      Re: **MercadoLibre, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2016
              Filed February 24, 2017
              File No. 001-33647

Dear Mr. Arnt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Description of line items

Sales and marketing expenses, page 46

1.   Please explain your basis for including the charges related to the buyer protection program in sales and marketing and refer to the authoritative guidance you relied upon when determining your classification.

Results of operations

Net revenues, page 56

2.   You disclose that the increases in Non-Marketplace revenue in Brazil and Argentina
        during 2016 were mainly driven by the volumes of financing transactions, off-platform
        transactions, items shipped and ad sales. To the extent material, please quantify the
        contribution of each of these factors in future filings. As part of your response, please
        explain to us why you do not disclose the impact of the local currency devaluation on
        Non-Marketplace revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section
        III.D of SEC Release No. 33-6835.

3.   You disclose on page 23 that your MercadoPago business has not obtained the requisite
        authorization of the Brazilian Central Bank to carry out certain payment processing
        functions, which may have a material adverse effect on your business and results of
        operations. Please tell us the amount of revenue earned from your MercardoPago
        business in Brazil during each annual period presented and how you considered
        quantifying in your MD&A the potential adverse impact this uncertainty may have on
        your operations. Refer to Item 303(a) of Regulation S-K and Sections III.B.3 and IV.B.1
        of SEC Release No. 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Revenue recognition, page 14

4.   Please describe for us the various offerings under MercadoPago and the respective
        revenue recognition policy for each offering. Distinguish the fees earned for providing
        financing directly and any other fees earned before the credit card receivables are sold to
        third parties. Revise your disclosure in future filings to provide a more comprehensive
        policy for financing revenues.

Note 7. Segments, page 32

5.   Please tell us how you considered disclosing revenue for each Non-Marketplace service
        or groups of similar services pursuant to ASC 280-10-50-40. In your response, quantify
        the revenues from financing fees, off-platform payment fees, shipping fees and
        advertising services during each annual period presented.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services